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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              IN HOME HEALTH, INC.

                  (Name of Issuer and Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  453222 10 1
                     (CUSIP Number of Class of Securities)
                            ------------------------

                                 JUDY M. FIGGE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              IN HOME HEALTH, INC.
                           CARLSON CENTER, SUITE 500
                             601 LAKESHORE PARKWAY
                           MINNETONKA, MN 55305-5214
                                 (612) 449-7500
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)

                                    COPY TO:

                            RICHARD D. MCNEIL, ESQ.
                          LINDQUIST & VENNUM P.L.L.P.
                                4200 IDS CENTER
                             MINNEAPOLIS, MN 55402
                                 (612) 371-3211

                               SEPTEMBER 20, 1995
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

      TRANSACTION VALUATION (1)                  AMOUNT OF FILING FEE
             $21,896,000                                $4,380

/ / CHECK  BOX IF PART OF THE FEE IS  OFFSET AS PROVIDED BY RULE 0-11 (A)(2) AND
    IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount previously paid:  Not Applicable       Filing Party:  Not Applicable

Form or registration no.:  Not Applicable     Date filed:  Not Applicable

------------------------
(1)  Assumes purchase of 6,440,000 shares at $3.40 per share.

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ITEM 1.  SECURITY AND ISSUER.

    (a) The name of the issuer of the securities to which this statement relates is In Home Health, Inc., a Minnesota corporation (the "Company"). The address of its principal executive office is Carlson Center, Suite 500, 601 Lakeshore Parkway, Minnetonka, Minnesota 55305-5214 (telephone number (612) 449-7500).

    (b) Information with respect to the exact number of shares of the Company's Common Stock, par value $.01 per share (such shares, together with all other outstanding shares of Common Stock of the Company, are herein referred to as "Shares"), being sought and the consideration being offered therefor is incorporated herein by reference to Section 1, "Number of Shares; Proration; Extension of Offer," of the Offer to Purchase, dated September 20, 1995 (the "Offer to Purchase"), filed as Exhibit (a)(2) hereto. As of September 18, 1995, there were 16,143,230 Shares outstanding. Some executive officers and directors of the Company have advised the Company that they may tender all or a portion of their Shares pursuant to the offer to which this statement relates (the "Offer").

    (c) Information with respect to the principal market for and price range of the Shares is incorporated herein by reference to Section 6, "Price Range of Shares; Dividends," of the Offer to Purchase.

    (d) Not Applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in Section 8, "Source and Amount of Funds," of the Offer to Purchase is incorporated herein by reference.

    (b) Not Applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)-(j) Information with respect to the purpose of the Offer, the planned disposition of the Shares in the Offer and the possible results of the Offer is incorporated herein by reference to the Letter to the Holders of Common Stock of the Company, "Background, Purpose of the Offer and Source of Funds," Section 7, "Certain Effects of the Offer," and Section 9, "Certain Information Concerning the Company," of the Offer to Purchase.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

    The information in Section 9, "Certain Information Concerning the Company" and Section 10, "Transactions and Agreements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    Other than as set forth in the Securities Purchase and Sale Agreement, dated as of May 2, 1995 and as amended to August 3, 1995, between the Company and Manor Healthcare Corp. (the "Purchase Agreement") and the agreements provided for thereto, neither the Company nor, to the Company's knowledge, any of its executive officers or directors is a party to any material contract, arrangement, understanding or relationship between them and the Company relating to the Offer.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in Section 14, "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

    (a) The information set forth in Section 9, "Certain Information Concerning the Company" of the Offer to Purchase and Exhibits (g) and (h) hereto is incorporated herein by reference.

    (b) The PRO FORMA data set forth in Section 9, "Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

    (a)Other than as set forth in the Purchase Agreement, there is no present or proposed material contract, arrangement, understanding or relationship between the Company and any of its executive officers, directors or affiliates respecting the Offer. The information set forth in Section 7, "Certain Effects of the Offer" is incorporated herein by reference.

    (b)There are no applicable regulatory requirements which must be complied with in connection with the Offer. The information set forth in
"Background, Purpose of the Offer and Source of Funds" of the Offer to Purchase is incorporated herein by reference.

    (c)Not Applicable.

    (d)Not Applicable.

    (e)Not Applicable.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)  Press Release, dated September 20, 1995;

       (2) Offer to Purchase, dated September 20, 1995;

       (3) Letter, dated September 20, 1995, from Judy M. Figge, President and Chief Executive Officer of the Company, to the stockholders of the
    Company;

       (4) Letter, dated September 20, 1995, from Hambrecht & Quist LLC (Dealer Manager) to brokers, dealers, commercial banks, trust companies and nominees;

       (5) Form of Letter to Clients;

       (6) Letter of Transmittal;

       (7) Notice of Guaranteed Delivery;

       (8) Form of proposed advertisement to be printed in THE WALL STREET JOURNAL on Wednesday, September 20, 1995;

       (9) Letter, dated September 20, 1995, from Judy M. Figge, President and Chief Executive Officer of the Company, to Employee Stock Purchase
    Plan Participants; and

       (10)Letter, dated September 20, 1995, from Judy M. Figge, President and Chief Executive Officer of the Company, to Company Stock Option
    Holders.

    (b)Not Applicable.

    (c)The Purchase Agreement, dated May 2, 1995 and as amended to August 3, 1995, between the Company and Manor Healthcare Corp.

    (d)Not Applicable.

    (e)Not Applicable.

    (f)Not Applicable.

    (g)Audited financial statements for fiscal years 1993 and 1994, set forth on pages 9 through 27 of the Company's Annual Report on Form 10-K/A
(Amendment No. 2 to Form 10-K) for the fiscal year ended September 30, 1994.

    (h)Interim unaudited balance sheets and comparative year-to-date statements of income and of changes in financial position, set forth on pages 2 through 8 of the Company's Quarterly Reports on Forms 10-Q and, as amended, 10-Q/A, for the periods ended December 31, 1994 and March 31, 1995, respectively, and pages 2 through 10 of the Forms 10-Q and, as amended, 10-Q/A for the period ended June 30, 1995.

    (i)Current Report on Form 8-K filed May 4, 1995.

                                   SIGNATURE

    After due inquiry and, to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          IN HOME HEALTH, INC.

                                          By:

                                             -----------------------------------
                                              Its President and Chief Executive
                                                           Officer

September 20, 1995

                                 EXHIBIT INDEX

(a) (1)  Press Release, dated September 20, 1995;

    (2) Offer to Purchase, dated September 20, 1995;

    (3)  Letter, dated  September 20,  1995, from  Judy M.  Figge, President and
       Chief Executive Officer of the Company, to the stockholders of the Company;

    (4) Letter, dated September 20, 1995, from Hambrecht & Quist LLC (Dealer Manager) to brokers dealers, commercial banks, trust companies and nominees;

    (5) Form of Letter to Clients;

    (6) Letter of Transmittal;

    (7) Notice of Guaranteed Delivery;

    (8) Form of proposed advertisement to be printed in THE WALL STREET JOURNAL on Wednesday, September 20 1995;

    (9) Letter, dated September 20, 1995, from Judy M. Figge, President and Chief Executive Officer of the Company, to Employee Stock Purchase Plan Participants; and

    (10) Letter, dated September 20, 1995, from Judy M. Figge, President and Chief Executive Officer of the Company, to Company Stock Option Holders.

(c) Securities Purchase and Sale Agreement, dated as of May 2, 1995 and as amended to August 3, 1995, between the Company and Manor Healthcare Corp.

(g) Audited financial statements for fiscal years 1993 and 1994, set forth on pages 9 through 27 of the Company's Annual Report on Form 10-K/A (Amendment No. 2 to Form 10-K) for the fiscal year ended September 30, 1994.

(h) Interim unaudited balance sheets and comparative year-to-date statements of income and of changes in financial position, set forth on pages 2 through 7 of the Company's Quarterly Reports on Forms 10-Q and, as amended, Form 10-Q/A, for the periods ended December 31, 1994 and March 31, 1995, respectively, and on pages 2 through 10 of Forms 10-Q and, as amended, 10-Q/A for the period ended June 30, 1995.

(i) Current Report on Form 8-K filed May 4, 1995.